February 28, 2022

Division of Corporation Finance

Office of Trade & Services

RE:  Frontera Group Inc-Response to Comment Letter dated February 24, 2022 regarding Amendment No. 1 to Offering Statement on Form 1-A filed December 28, 2021. File No. 024-11731

Dear Sir or Madam,

We have received your comment letter dated February 24, 2022 regarding our Amendment No. 1 to Offering Statement on Form 1-A filed December 28, 2021. we have filed Amendment No.2 to Offering Statement on Form 1-A on February 28, 2022 which provided updated disclosure per your comments.

Amendment No. 1 to Offering Statement on Form 1-A filed December 28, 2021

General

1We note your Quarterly Report on Form 10-Q filed February 18, 2022. Please tell us what consideration you gave to updating your Form 1-A to include interim financial statements and other relevant information from your Form 10-Q for the quarter ended December 31, 2021. Refer to Rule 252(a) of Regulation A, which requires that the offering statement contain "any other material information necessary to make the required statements contained in the offering statement, in light of the circumstances under which they are made, not misleading."

Response:

We have updated our Form 1-A to include the interim financial statements and other relevant information from Form 10-Q for the quarter ended December 31, 2021.

2We note that your auditor’s consent is dated December 27, 2021. Please file an updated auditor’s consent in connection with your audited financial statements.

Response:

We have included the updated auditor consent in the Amendment No.2 to Offering Statement on Form 1-A filed on February 28, 2022.

Please contact me or our legal counsel for any further comments or questions. We greatly appreciate your consideration.

Truly yours,

/s/ Mann C. Yam

Chief Executive Officer

Frontera Group, Inc.

140-75 Ash Avenue, Suite 2C

Flushing, NY 11355